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13013315

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
405

SEC FILE NUMBER
8- 47753

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/2012_____ AND ENDING_____12/31/2012_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American General Distributors, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2929 Allen Parkway
_____
(No. and Street)

Houston   TX   77019
_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. Reiner   (713)-831-3991
_____
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
_____
                            (Name – *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900   Houston   TX   77002
_____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

EM
3/21/13

OATH OR AFFIRMATION

I, __John J. Reiner_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__American General Distributors, Inc._____ , as
of __December 31_____, 20__12____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

John J. Rein
Signature

__Chief Financial Officer & Treasurer__
Title

Jane Chattom
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American General Distributors, Inc.
**Financial Statements and
Supplemental Schedules
December 31, 2012**

American General Distributors, Inc.
Index
December 31, 2012



Independent Auditor's Report

To the Board of Directors and Stockholder of
American General Distributors, Inc.

We have audited the accompanying financial statements of American General Distributors, Inc. which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American General Distributors, Inc. at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.



Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2013

American General Distributors, Inc.
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	1,907,286
Funds deposited with clearing organizations, restricted		10,000
Prepaid insurance		3,213
Due from affiliates		280
Total assets	$	1,920,779

Liabilities and Stockholder's Equity

Liabilities

Accrued liabilities	$	2,400
State income tax payable to affiliate		3,516
Federal income tax payable to affiliate		4,347
Total liabilities		10,263

Commitments and Contingencies (Note 5)

Stockholder's equity

Common stock ($.001 par value;10,000 shares authorized; 100 shares issued and outstanding) and paid-in capital	1,722,285
Retained earnings	188,231
Total stockholder's equity	1,910,516
Total liabilities and stockholder's equity	$ 1,920,779

American General Distributors, Inc.
Statement of Operations
Year Ended December 31, 2012

Revenues		
Interest income	$	186
Reimbursement of expense from affiliates		110,210
Total revenues		110,396
Expenses		
Licenses and fees		46,909
Professional fees		42,000
Insurance		9,949
Total expenses		98,858
Income before taxes		11,538
Income tax expense (note 7)		5,638
Net income	$	5,900

The accompanying notes are an integral part of these financial statements.

American General Distributors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2012

	Common Stock and Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2012	$ 1,722,285	$ 182,331	$ 1,904,616
Net income	-	5,900	5,900
Balances at December 31, 2012	$ 1,722,285	$ 188,231	$ 1,910,516

The accompanying notes are an integral part of these financial statements.

American General Distributors, Inc.
Statement of Cash Flows
Year Ended December 31, 2012

Operating Activities

Net income	$	5,900
Reconciling adjustments to net cash provided by operating activities:		
Changes in operating assets and liabilities		
Due from affiliates		(280)
Prepaid insurance		(24)
Accrued liabilities		(8,400)
State income tax payable to affiliate		(466)
Federal income tax payable to affiliate		3,177
Net cash used by operating activities		(93)
Net decrease in cash and cash equivalents		(93)
Cash and cash equivalents		
Beginning of year		1,907,379
End of year	$	1,907,286

The accompanying notes are an integral part of these financial statements.

1.   **Significant Accounting Policies**

      Organization and Nature of Operations
      American General Distributors, Inc. (the "Company" or "AGD"), a Delaware corporation, is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company distributes variable annuity contracts issued by American General Life Insurance Company ("AGL") and The Variable Annuity Life Insurance Company ("VALIC") under exclusive marketing agreements. The Company conducts business as an underwriter/distributor with regard to variable annuity products and does not hold customer funds or securities. Accordingly, the Company is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(1) as described in Supplemental Schedule II.

      The Company is a direct, wholly owned subsidiary of AGL, an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG").

      Income Taxes
      The Company is included in the consolidated federal income tax return filed by the Parent. The Company files its own state and local tax returns. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax provision or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. At December 31, 2012, such an amount payable to an affiliate was $4,347; state taxes payable to an affiliate was $3,515.

      Cash and Cash Equivalents
      The Company has cash deposited in financial institutions that at times exceeds the federally insured amount of $250,000. Management believes that the risk of loss is minimal.

      Cash equivalents of $1,832,798 at December 31, 2012 consist of a money market fund with Fidelity Investments. The Company considers this investment a cash equivalent due to its having an original maturity of three months or less.

      Use of Estimates
      The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Fair Value Measurements
      In accordance with the authoritative guidance on fair value measurements and disclosures under US GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant management judgment. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Management has determined that the fair value of the Company's market funds held are equivalent to the carrying amount as presented in the financial statements and are classified as a level 1 security.

2.   **Recent Accounting Pronouncements**

Disclosures about Offsetting Assets and Liabilities
In December 2011, the Financial Accounting Standards Board ("FASB") issued disclosure requirements that are intended to help investors and other financial statement users to better assess the effect or potential effect of offsetting arrangements on an entity's financial position. Entities are required to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, entities are required to disclose collateral received and posted in connection with master netting agreements or similar arrangements. This guidance is effective for interim and annual periods beginning on or after January 1, 2013 and will be applied retrospectively for all comparative periods presented. The adoption of this guidance will result in increased disclosures, but will have no material effect on the Company's financial condition or results of operations.

Presentation of Comprehensive Income
In June 2011, the FASB issued amended guidance that eliminates the option to report other comprehensive income and its components in the statement of change in equity. The main provisions of this amended guidance provide that an entity that reports items of other comprehensive income present comprehensive income in either: (1) a single financial statement that presents the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and total comprehensive income; or (2) a two-statement approach, where the components of net income and total net income are presented in the first statement, immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and total comprehensive income. For nonpublic entities, the amendments were effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter (January 1, 2012 for the Company). The adoption of this guidance had no effect on the Company's financial condition or results of operations.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs
In May 2011, the FASB issued amended guidance to converge the fair value measurement guidance in GAAP with the fair value measurement guidance concurrently issued by the

American General Distributors, Inc.
Notes to Financial Statements
December 31, 2012

International Accounting Standards Board for International Financial Reporting Standards (IFRS). The amended guidance does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it already is required or permitted under GAAP. While many of the changes are clarifications of existing guidance or wording changes to align with IFRS, the amended guidance changes some fair value measurement principles and disclosure requirements. For nonpublic entities, the amendments were effective for annual periods beginning after December 15, 2011 (January 1, 2012 for the Company). The adoption of this guidance did not have a material effect on the Company's financial condition or results of operations.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.The Company is required to maintain minimum net capital equal to the greater of $25,000 or $6^2/3$ % of its aggregate indebtedness.

At December 31, 2012, the Company had net capital of $1,860,367, which was in excess of its required net capital of $25,000. The ratio of aggregate indebtedness to net capital is 0.010 to 1. See Schedule I.

4. Transactions With Affiliates

The Company's activities are reliant upon both VALIC and WNL and the Company receives financial and administrative support from them. Therefore, the financial condition and results of operations would not be indicative of those which would have resulted if the Company had been operated as an independent entity.

The Company was a party to an operating expense agreement with WNL and VALIC during 2012, whereby WNL and VALIC reimbursed the Company equally for all operating and distribution expenses incurred. Expenses incurred by the Company under the agreement and reimbursed are included in reimbursement of expense from affiliates in the Statement of Operations.

Balances with affiliates are cleared no less than quarterly.

5. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2012. Therefore, the Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been presented for the year ended December 31, 2012.

6. Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company is subject to certain legal proceedings, claim and disputes that arise in the ordinary course of business. Although the Company cannot predict the outcome of these legal proceedings,

American General Distributors, Inc.
Notes to Financial Statements
December 31, 2012

the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations or liquidity.

7.   **Income Taxes**

The current income tax expense included in the Statement of Operations as determined in accordance with ASC 740 is $5,638. The difference between the federal statutory tax rate of 35% and the Company's effective rate of 48.9% for the year ending December 31, 2012 is primarily due to state income taxes net of federal effect.

The Company does not have any deferred taxes or unrecognized tax benefits.

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

8.   **Subsequent Events**

Management of the Company has performed an evaluation of subsequent events through February 27, 2013, which is the date the financial statements were available to be issued. There were no events or transactions discovered during this evaluation that require recognition or disclosure to the financial statements, other than the event listed below.

The Company plans to merge with SunAmerica Capital Services, Inc., an indirect, wholly owned subsidiary of AIG, during the first quarter of 2013.

American General Distributors, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2012   **Schedule I**

Net capital

Total stockholder's equity	$ 1,910,516
Deductions and/or charges	
Nonallowable assets:	
Funds deposited with clearing organizations	10,000
Prepaid insurance	3,213
Due from affiliates	280
Total	13,493
Net capital before haircuts on securities positions	1,897,023
Haircuts on securities:	
Money market fund	36,656
Net capital	$ 1,860,367
Aggregate indebtedness	$ 10,263

Computation of basic net capital requirement

Minimum net capital requirement (greater of 6-2/3 % of aggregate indebtedness or $25,000)	$ 25,000
Excess net capital	$ 1,835,367
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 1,830,367
Ratio: aggregate indebtedness to net capital	0.010 to 1

There were no material differences between the Computation of Net Capital Under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part II A filing as of December 31, 2012.

American General Distributors, Inc.
Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

American General Distributors, Inc.
Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012   Schedule III

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.



Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of
American General Distributors, Inc.

In planning and performing our audit of the financial statements of American General Distributors, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP, 1201 Louisiana Street, Suite 2900, Houston, TX77002-5678
T: (713) 356 4000, F: (713)356 4717 , www.pwc.com/us



Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2013